Commission File Number 001-31914

Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

DELAY IN DISPATCH OF CIRCULAR

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 22 August 2019 in relation to the renewal of continuing connected transactions with AMP (the “Announcement”). Capitalized terms used herein shall have the same meanings as those defined in the Announcement unless the context requires otherwise.

As disclosed in the Announcement, a circular (the “Circular”) containing, among other things, the details of the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement, the CLP&C Framework Agreement and the CLI Framework Agreement, a letter of recommendation from the Independent Board Committee to the Independent Shareholders, and a letter of advice from the independent financial adviser to the Independent Board Committee and the Independent Shareholders, will be dispatched to the shareholders. As additional time is required to prepare certain information for inclusion in the Circular, the dispatch date of the Circular is expected to be delayed to a date falling on or before 15 November 2019.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 18 October 2019

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie